

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-Mail
Mark Kalajzich
President and Chief Executive Officer
Tierra Grande Resources Inc.
Cnr Stirling Hwy & Fairlight
St Mosman Park, Western Australia 6012, Australia

> **Re:** **Tierra Grande Resources Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 26, 2013**
> **File No. 000-53462**

Dear Mr. Kalajzich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose the information required by Item 8 of Schedule 14A, Compensation of Directors and Executive Officers, or explain why you are not required to do so. See Item 1 of Schedule 14C. It appears that incorporation by reference is inappropriate for disclosure required to be in the information statement.

2. We note disclosure indicating that a majority of the holders of your issued and outstanding common stock approved the vote by written consent dated June 21, 2013. We also note that officers and directors own 2.7% of your shares. Please advise us of the actions, persons involved and sequence of events through which consents were obtained, and provide an analysis as to whether such activities constitute a solicitation covered or exempted by Rule 14a-2 of the Exchange Act.

Introduction, page 2

3. We note that there appears to be significant unaffiliated ownership of your common stock and your common shares are traded on the OTCQB, but you do not appear to have historically held annual meetings of shareholders. It also appears that your bylaws, filed October 13, 2006, permit directors to determine whether an annual meeting will be held. Please revise to clarify and address (1) whether you intend to hold annual meetings, and (2) any company charter or state law provisions that allow shareholders to seek an annual meeting by, for example, petitioning or seeking a court order.

Security Ownership of Certain Beneficial Owners and Management, page 4

4. Please revise your beneficial ownership table to disclose the natural persons with sole or shared voting and/or investment power over the shares held by each of the entities identified in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Karim Lalani, Esq.